VIA EDGAR

July 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jane Park, Jeffrey Gabor

Re: Nuvalent, Inc.

Registration Statement on Form S-1

File No. 333-257730

Acceleration Request

Requested Date: July 28, 2021

Requested Time: 4:01 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co., as representatives of the several underwriters, hereby join Nuvalent, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-257730) (the “Registration Statement”) to become effective on July 28, 2021, at 4:01 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we wish to advise you that as of July 26, 2021, over 500 copies of the preliminary prospectus dated July 26, 2021 were distributed to prospective underwriters, institutional investors and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
COWEN AND COMPANY, LLC
PIPER SANDLER & CO.

As Representatives of the Underwriters

	By:	J.P. MORGAN SECURITIES LLC

	By:	/s/ David Ke
Name: David Ke
Title: Managing Director

	By:	COWEN AND COMPANY, LLC

	By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

		By:	PIPER SANDLER & CO.

	By:	/s/ Neil Riley
Name: Neil Riley
Title: Executive Director
cc: James Porter, Nuvalent, Inc.
Richard Hoffman, Goodwin Procter LLP
Sarah Ashfaq, Goodwin Procter LLP
Arthur D. Robinson, Simpson Thacher & Bartlett LLP
Jean Park, Simpson Thacher & Bartlett LLP

[Signature page to Underwriters’ Acceleration Request]